Exhibit 1

NXP Semiconductors Reports Fourth Quarter and Full-Year 2016 Results

	Q4 2016	2016
Revenue	$2.440 billion	$9.498 billion
GAAP Gross margin	48.7%	42.8%
GAAP Operating margin	7.1%	(1.6%)

Non-GAAP Gross margin	51.1%	50.4%
Non-GAAP Operating margin	29.3%	26.6%

EINDHOVEN, The Netherlands, February 2, 2017 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the fourth quarter and full year ended December 31, 2016.

“NXP delivered better than historical seasonal results for the fourth quarter of 2016, with revenue of $2.44 billion, an increase of 52 percent year on year, and a decline of one percent versus the prior quarter, in-line with the mid-point of our guidance. Our full-year revenue was $9.5 billion, up 56 percent versus our results in 2015,” said Richard Clemmer, NXP Chief Executive Officer.

“Our fourth quarter performance marked an important milestone in the resumption of our annual growth trajectory. Fourth quarter HPMS segment revenue was $2.06 billion, an increase of 58 percent year on year and a decline of two percent sequentially. Fourth quarter Standard Products segment revenue was $323 million, up 19 percent year on year, and up one percent sequentially. On a full-year basis, HPMS revenue was $8.09 billion, up 71 percent from 2015 and Standard Products revenue was $1.22 billion, down two percent versus the same period a year ago.”

“When comparing revenue in the fourth quarter of 2016 with non-GAAP combined adjusted revenue for the fourth quarter of 2015, the HPMS segment was up 11 percent in fourth quarter versus the same period in 2015. Within the Automotive group, our fourth quarter revenue was $863 million, up 17 percent year on year due to strong demand for our automotive microcontroller and advanced analog products. Within the Secure Connected Devices group, our fourth quarter revenue was $569 million, up 10 percent year on year as all major product lines contributed to a seasonally solid quarter. In the Secure Interface and Infrastructure group, our fourth quarter revenue was $483 million up 29 percent year on year, as we experienced very strong growth in our interface and RF Power group, offset by previously communicated headwinds in the Digital Networking group, which we believe has now established a solid foundation. It is important to note, the year-on-year revenue growth in our RF Power group was against a significant trough level in the fourth quarter of 2015. Lastly, in our Secure Identification Solutions group, our fourth quarter revenue was $147 million, down 35 percent versus the same period a year ago, due to a combination of lower overall market demand and aggressive ASP compression.”

“In summary, we view our recent revenue performance as a positive indication that the Freescale and NXP integration continues to progress very well, and is ahead of schedule as our go-to-market and portfolio decisions are well aligned with our customer’s long-term requirements. Design win activity has strengthened and is broadly robust, though we continue to fine tune our go-to-market efforts in certain geographic markets.”

“Finally, 2016 was a year of significant highlights for NXP. We began the year on our journey to successfully integrate Freescale and NXP, both very successful and strong companies prior to the merger, with the opportunity to combine the portfolios and focus on solutions for our expanded customer base, while driving significant cost synergies to enhance market reach and profitability. In June, we announced the divestment of our Standard Products business, the premier discrete and logic supplier, soon to be known as Nexperia, to JAC Capital and Wise Road Capital. The divestment has achieved all needed regulatory approvals, the disentanglement process is going very well and the final close is expected during the first quarter of 2017. We wish Frans Scheper and the entire Nexperia team all possible success as an independent company with an improved opportunity to invest for growth beyond what NXP had constrained. And finally, in October we announced the agreement to be acquired by Qualcomm, creating a technology leader in the strategic and high growth markets of automotive, IoT, security and networking. The combined company will have broad market reach, very strong partnerships with a diverse customer base and all of the ingredients to create the industry powerhouse,” said Clemmer.

“Due to the disciplined and focused execution by the entire NXP team, we were able to drive exceptionally strong financial results throughout 2016. In the fourth quarter our GAAP operating margin was 7.1 percent, and for the full-year, GAAP operating margin was a loss of 1.6 percent. Throughout 2016, NXP’s GAAP operating margin was impacted by merger related accounting expenses associated with the Freescale merger. Our fourth quarter non-GAAP operating margin was 29.3 percent, representing a 600 basis points improvement compared to our first quarter of 2016 and 130 basis points better sequentially. Notwithstanding the challenging top-line environment we navigated throughout the year, our non-GAAP operating margin was 26.6 percent. In total, NXP has delivered non-GAAP operating margin improvement far in-excess of the original targets we set at the time the merger with Freescale was announced in March 2015, and significantly better than the targets we laid out at our Analyst Day in April 2016,” said Dan Durn, NXP Chief Financial Officer.

“In summary, I am very pleased with the progress we have made on our journey over the last 12 months. Our teams are driving high-impact outcomes relative to the ongoing merger integration, they are continuously focused on the delivery of identified synergy opportunities, and as a result we are creating significant value for all our stakeholders,” said Durn.

Summary of Reported Fourth Quarter and Full-year 2016 Results ($ millions, unaudited)

	Q4 2016	Q3 2016	Q4 2015	Q - Q	Y - Y	2016	2015	Y - Y
Product Revenue	$2,385	$2,419	$1,577	-1.4%	51.2%	$9,306	$5,961	56.1%
Corporate & Other	$55	$50	$29	10.0%	89.7%	$192	$140	37.1%

Total Revenue	$2,440	$2,469	$1,606	-1.2%	51.9%	$9,498	$6,101	55.7%
GAAP Gross Profit	$1,189	$1,184	$619	0.4%	92.1%	$4,069	$2,787	46.0%
Gross Profit Adjustments (1)	$(59)	$(63)	$(187)			$(721)	$(212)
Non-GAAP Gross Profit	$1,248	$1,247	$806	0.1%	54.8%	$4,790	$2,999	59.7%
GAAP Gross Margin	48.7%	48.0%	38.5%			42.8%	45.7%
Non-GAAP Gross Margin	51.1%	50.5%	50.2%			50.4%	49.2%
GAAP Operating Income / (Loss)	$173	$174	$1,013	-0.6%	-82.9%	$(150)	$2,015	NM
Operating Income Adjustments (1)	(542)	(517)	580			(2,681)	330
Non-GAAP Operating Income	$715	$691	$433	3.5%	65.1%	$2,531	$1,685	50.2%
GAAP Operating Margin	7.1%	7.0%	63.1%			-1.6%	33.0%
Non-GAAP Operating Margin	29.3%	28.0%	27.0%			26.6%	27.6%

(1)	Please see “Non-GAAP Financial Measures” on page 4 of this release

Additional Information for the Fourth Quarter 2016, and Full Year 2016:

•	On October 27, 2016 Qualcomm, Incorporated (NASDAQ: QCOM) and NXP Semiconductors N.V. (NASDAQ: NXPI) announced a definitive agreement, unanimously approved by the boards of directors of both companies, under which Qualcomm will acquire NXP. Under the terms of the definitive agreement, a subsidiary of Qualcomm will commence a tender offer to acquire all the issued and outstanding shares of NXP for $110.00 per share in cash. The tender offer commenced on November 18, 2016.

•	As of December 31, 2016, SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported fourth quarter 2016 operating income of $46 million, EBITDA of $59 million and a closing cash balance of $316 million. For the full year 2016, SSMC reported operating income of $151 million and EBITDA of $206 million.

•	During the fourth quarter of 2016

•	NXP combined wafer-fab utilization averaged 92 percent, as compared to 93 percent in the prior quarter.

•	Working capital metrics inclusive of assets and liabilities held for sale on the balance sheet were:

•	Days of inventory was 101 days, flat sequentially versus the third quarter;

•	Days payable was 83 days an increase from 74 days in the third quarter;

•	Days sales was 39 days a decline from 43 days in the third quarter; and

•	The cash conversion cycle was 57 days, a decline from the 70 days in the third quarter.

•	Channel inventory held by NXP’s distribution partners was 2.4 months as compared to 2.5 months in the third quarter. Sales into the channel were down 1 percent, sales out of the channel were up 4 percent and total channel inventory on a dollar basis was down 1 percent.

•	Cash flow from operations was $737 million, an increase from the $718 million in the third quarter. Net capital expenditures on property, plant and equipment was $131 million, an increase from the $98 million in the third quarter. Non-GAAP free cash flow, defined as cash flow from operations, less net capital expenditures on property, plant and equipment was $606 million, a decline from the $620 million in the third quarter.

•	Total gross debt was $9.19 billion, a decline from the $9.38 billion in the third quarter. Cash was $1.89 billion an increase from the $1.57 billion in the third quarter, resulting in net debt of $7.29 billion, a decline from the $7.81 billion in the third quarter. Trailing twelve months, adjusted EBITDA was $2.98 billion, an increase from $2.66 billion in the third quarter. Financial leverage, defined as net debt divided by trailing twelve months, adjusted EBITDA was 2.45x, an improvement from 2.93x in the third quarter.

•	NXP repurchased 0.6 million shares for a total cost of $62 million. Weighted average number of diluted shares (after deduction of treasury shares) for the three-month period ended December 31, 2016 was 343.5 million. For the full year 2016, ended December 31, 2016, NXP repurchased 15.54 million shares for a total cost of $1.28 billion. The weighted average number of diluted shares (after deduction of treasury shares) was 338.5 million. As the company reported a full-year GAAP net loss, it excludes the incremental impact of dilutive potential common shares of 9.4 million. Due to the pending acquisition by Qualcomm, NXP has suspended its open market share repurchases.

•	Net cash paid for interest was $109 million and the net cash paid for income taxes was $16 million. For the full year 2016, ended December 31, 2016 net cash paid for interest was $348 million, and net cash paid for income taxes was $67 million.

Supplemental Information ($ millions, unaudited) (1, 2, 3, 4)

	Q4 2016	Q3 2016	Q4 2015		Q4 2016 Reported		Q4 2016 Combined Adj. Revenue
	As Reported	As Reported	As Reported	Combined Adj. Revenue	Q-Q	Y-Y	Y-Y

Automotive	$863	$853	$422	$740	1%	105%	17%
Secure Identification Solutions (SIS)	$147	$178	$225	$225	-17%	-35%	-35%
Secure Connected Devices (SCD)	$569	$592	$379	$518	-4%	50%	10%
Secure Interface & Infrastructure (SI&I)	$483	$476	$280	$375	1%	73%	29%

High Performance Mixed Signal (HPMS)	$2,062	$2,099	$1,306	$1,858	-2%	58%	11%
Standard Products (STDP)	$323	$320	$271	$281	1%	19%	15%

Product Revenue	$2,385	$2,419	$1,577	$2,139	-1%	51%	12%
Corporate & Other	$55	$50	$29	$36	10%	90%	53%

Total Revenue	$2,440	$2,469	$1,606	$2,175	-1%	52%	12%

	2016	2015		Year-on-Year
	As Reported	As Reported	Combined Adj. Revenue	As Reported	Combined Adj. Revenue

Automotive	$3,379	$1,342	$3,161	152%	7%
Secure Identification Solutions (SIS)	$737	$973	$973	-24%	-24%
Secure Connected Devices (SCD)	$2,146	$1,261	$2,235	70%	-4%
Secure Interface & Infrastructure (SI&I)	$1,824	$1,144	$1,971	59%	-7%

High Performance Mixed Signal (HPMS)	$8,086	$4,720	$8,340	71%	-3%
Standard Products (STDP)	$1,220	$1,241	$1,256	-2%	-3%

Product Revenue	$9,306	$5,961	$9,596	56%	-3%
Corporate & Other	$192	$140	$183	37%	5%

Total Revenue	$9,498	$6,101	$9,778	56%	-3%

Note:

1.	As a result of the Freescale Semiconductor (“Freescale”) Merger, NXP has included previously reported Freescale product group revenue into its various existing High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. As of the fourth quarter 2015, the NXP HPMS business lines include the following (1) Automotive, which includes revenue from Freescale’s Automotive MCU and Analog & Sensor product groups; (2) Secure Connected Devices, which includes revenue from Freescale’s Microcontroller product group; and (3) Secure Interface & Infrastructure, previously known as Secure Interface & Power which includes revenue from Freescale’s Digital Networking and RF product groups. Additionally, certain portions of Freescale’s Analog & Sensor product group and Other revenue is apportioned to various NXP business lines consistent with NXP’s prior product and revenue classification approach, this included product-functionality alignment as well as intellectual property (IP) sales and licensing revenue.
2.

The preceding table sets forth our unaudited combined adjusted quarterly financial information, including estimates of segment and relative business line allocations, for the three-month and full-year period ended December 31, 2015 in addition to the as reported information for the three-month periods ended December 31, 2016, October 2, 2016, and December 31, 2015, as well as the full-year period ending December 31, 2016. This combined adjusted financial information has been derived from the audited consolidated financial statements of NXP for the years ended December 31, 2015 and the unaudited condensed consolidated financial statements of Freescale for the period ended October 2, 2015. In each case, we have excluded revenue generated in our RF Power business, which was divested in connection with the closing of the Freescale Merger on December 7, 2015, and our Bi-Polar business, which was divested on November 9, 2015 but have not otherwise made adjustments to the historical figures. In addition, the preceding information does not give effect to the financial impact on our statement of operations for any other acquisitions or divestitures made by NXP or Freescale during the periods presented.

The unaudited combined adjusted financial information and segment allocation in the preceding table represent NXP management’s current estimate of the combined financial information based on historical financial information of NXP and Freescale. This unaudited combined adjusted financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s results of operations actually would have been had the Freescale Merger been completed as of the dates indicated. In addition, the unaudited combined adjusted financial information does not purport to project the future financial position or results of operations of the combined company and do not reflect synergies that might be achieved from the combined operations.

The unaudited combined adjusted financial information in the preceding table has not been prepared in accordance with the requirements of Regulation S-X of the U.S. Securities Act or US GAAP. Neither the assumptions underlying the adjustments nor the resulting adjusted financial information have been audited or reviewed in accordance with any generally accepted auditing standards. The information presented should be read in conjunction with the historical consolidated financial statements of NXP and Freescale, which are filed with the SEC.

3.	Combined adjusted revenue is the combined consolidated revenue of NXP and Freescale for each of the quarterly periods presented. The information excludes the divestment of previously announced business and the creation of joint-ventures. The unaudited adjusted financial information has been prepared for comparative purposes only and does not purport to be indicative of the revenue performance that would have been achieved had the acquisition taken place at the beginning of the periods shown. In addition, this information is not intended to be a projection of future results from the combined operations.
4.	Combined adjusted product revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding

Guidance and Conference Call

As previously announced NXP will not hold an earnings call nor provide forward guidance for the first quarter of 2017 due to the pending acquisition of NXP by Qualcomm.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) non-GAAP free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016 and foreign exchange gains and losses.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has 44,000 employees in more than 35 countries and posted revenue of $9.5 billion in 2016. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects, our ability to complete merger and acquisition related activity including the divestiture of our Standard Products business and risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V., a wholly owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended			Full Year
	December 31, 2016	October 2, 2016	December 31, 2015	2016	2015
Revenue	$2,440	$2,469	$1,606	$9,498	$6,101

Cost of revenue	(1,251)	(1,285)	(987)	(5,429)	(3,314)

Gross profit	1,189	1,184	619	4,069	2,787

Research and development	(362)	(379)	(318)	(1,560)	(890)
Selling, general and administrative	(292)	(270)	(413)	(1,141)	(922)
Amortization of acquisition-related intangible assets	(363)	(361)	(133)	(1,527)	(223)

Total operating expenses	(1,017)	(1,010)	(864)	(4,228)	(2,035)

Other income (expense)	1	—	1,258	9	1,263

Operating income (loss)	173	174	1,013	(150)	2,015

Financial income (expense):
Extinguishment of debt	—	(6)	—	(32)	—
Other financial income (expense)	(96)	(109)	(174)	(421)	(529)

Income (loss) before taxes	77	59	839	(603)	1,486

Benefit (provision) for income taxes	64	44	148	459	104
Results relating to equity-accounted investees	4	5	2	11	9

Net income (loss)	145	108	989	(133)	1,599
Less: Net income (loss) attributable to non-controlling interests	17	17	17	59	73

Net income (loss) attributable to stockholders	128	91	972	(192)	1,526

Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:

Basic	$0.38	$0.27	$3.70	$(0.57)	$6.36
Diluted	$0.37	$0.26	$3.56	$(0.57)	$6.10

Weighted average number of shares of common stock outstanding during the period (in thousands):

Basic	334,768	335,858	262,766	338,477	239,764
Diluted	343,546	344,365	272,785	338,477	250,116

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	December 31, 2016		October 2, 2016	December 31, 2015
Current assets:
Cash and cash equivalents	$1,894		$1,569	$1,614
Accounts receivable, net	1,033		1,157	1,047
Assets held for sale	1,104	(1)	1,092	15
Inventories, net	1,113		1,141	1,879
Other current assets	254		244	257

Total current assets	5,398		5,203	4,812

Non-current assets:
Other non-current assets	628		657	602
Property, plant and equipment, net	2,352		2,366	2,922
Identified intangible assets, net	7,343		7,656	8,790
Goodwill	8,843		8,910	9,228

Total non-current assets	19,166		19,589	21,542

Total assets	24,564		24,792	26,354

Current liabilities:
Accounts payable	973		889	1,014
Liabilities held for sale	198	(2)	182	—
Restructuring liabilities-current	129		159	197
Accrued liabilities	712		712	781
Short-term debt	421		621	556

Total current liabilities	2,433		2,563	2,548

Non-current liabilities:
Long-term debt	8,766		8,761	8,656
Restructuring liabilities	22		28	43
Deferred tax liabilities	1,720		1,810	2,293
Other non-current liabilities	862		876	1,011

Total non-current liabilities	11,370		11,475	12,003

Non-controlling interests	221		204	288
Stockholders’ equity	10,540		10,550	11,515

Total equity	10,761		10,754	11,803

Total liabilities and equity	24,564		24,792	26,354

Notes:

(1)	Assets held for sale is comprised of - Trade accounts receivable, net $2 million, Other assets, net $29 million, Inventories, net $208 million, Property, plant and equipment, net $396 million, Identified intangible assets, net $133 million and Goodwill $336 million.
(2)	Liabilities held for sale is comprised of - Accounts payable $110 million, Accrued liabilities and other liabilities $88 million.

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended			Full Year
	December 31, 2016	October 2, 2016	December 31, 2015	2016	2015
Cash Flows from operating activities
Net income (loss)	$145	$108	$989	$(133)	$1,599
Adjustments to reconcile net income (loss):
Depreciation and amortization	530	526	230	2,205	517
Stock-based compensation	82	77	111	338	216
Excess tax benefits from share-based compensation plans	—	(1)	—	(5)	—
Change in fair value of warrant liability	—	—	1	—	31
Amortization of discount on debt	10	9	11	34	39
Amortization of debt issuance costs	4	3	11	16	11
Net (gain) loss on sale of assets	—	—	(1,258)	(11)	(1,263)
Loss (gain) on extinguishment of debt	—	6	—	32	—
Results relating to equity accounted investees	(4)	(5)	(2)	(11)	(9)
Changes in deferred taxes	(77)	(64)	(174)	(533)	(168)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	67	(57)	71	(51)	(78)
(Increase) decrease in inventories	24	57	154	568	82
Increase (decrease) in accounts payable and accrued liabilities	(39)	50	95	(156)	127
Decrease (Increase) in other non-current assets	6	(4)	9	5	30
Exchange differences	(3)	4	31	15	193
Other items	(8)	9	(8)	(10)	3

Net cash provided by (used for) operating activities	737	718	271	2,303	1,330

Cash flows from investing activities:
Purchase of identified intangible assets	(25)	(9)	(5)	(59)	(12)
Capital expenditures on property, plant and equipment	(131)	(99)	(92)	(389)	(341)
Proceeds from disposals of property, plant and equipment	—	1	1	1	7
Purchase of businesses	—	(200)	(1,587)	(202)	(1,692)
Proceeds from sale of interests in businesses	—	2	1,604	20	1,605
Proceeds from return of equity investment	—	—	—	—	1
Other	(1)	—	2	2	2

Net cash provided by (used for) investing activities	(157)	(305)	(77)	(627)	(430)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	—	(1)	(6)	(2)
Amounts drawn under the revolving credit facility	—	200	—	200	—
Repayments under the revolving credit facility	(200)	—	—	(200)	—
Repurchase of long-term debt	—	(1,219)	(3,586)	(3,295)	(3,586)
Principal payments on long-term debt	(9)	(7)	(8)	(38)	(32)
Proceeds from the issuance of long-term debt	—	1,509	2,680	3,259	3,680
Cash paid for debt issuance costs	—	(12)	(22)	(26)	(32)
Dividends paid to non-controlling interests	—	(126)	—	(126)	(51)
Cash proceeds from exercise of stock options	25	18	18	115	51
Purchase of treasury shares	(62)	(555)	(151)	(1,280)	(475)
Hold-back payments on prior acquisitions	—	—	—	—	(2)
Excess tax benefits from share-based compensation plans	—	1	—	5	—

Net cash provided by (used for) financing activities	(246)	(191)	(1,070)	(1,392)	(449)

Effect of changes in exchange rates on cash positions	(9)	12	(2)	(4)	(22)

Increase (decrease) in cash and cash equivalents	325	234	(878)	280	429
Cash and cash equivalents at beginning of period	1,569	1,335	2,492	1,614	1,185

Cash and cash equivalents at end of period	1,894	1,569	1,614	1,894	1,614

Net cash paid during the period for:
Interest	109	57	63	348	172
Income taxes	16	19	19	67	40

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended			Full Year
	December 31, 2016	October 2, 2016	December 31, 2015	2016	2015
High Performance Mixed Signal (HPMS)	2,062	2,099	1,306	8,086	4,720
Standard Products	323	320	271	1,220	1,241

Product Revenue	2,385	2,419	1,577	9,306	5,961
Corporate and Other	55	50	29	192	140

Total Revenue	$2,440	$2,469	$1,606	$9,498	$6,101

HPMS Revenue	$2,062	$2,099	$1,306	$8,086	$4,720
Percent of Total Revenue	84.5%	85.0%	81.3%	85.1%	77.4%
HPMS segment GAAP gross profit	1,058	1,059	534	3,625	2,367
PPA effects	(59)	(63)	(164)	(679)	(166)
Restructuring	1	—	(8)	(12)	(9)
Stock based compensation	(10)	(10)	(6)	(42)	(12)
Other incidentals	—	—	(1)	—	(1)

HPMS segment non-GAAP gross profit	$1,126	$1,132	$713	$4,358	$2,555

HPMS segment GAAP gross margin	51.3%	50.5%	40.9%	44.8%	50.1%
HPMS segment non-GAAP gross margin	54.6%	53.9%	54.6%	53.9%	54.1%
HPMS segment GAAP operating profit	124	116	995	(302)	1,885
PPA effects	(426)	(428)	(283)	(2,202)	(329)
Restructuring	1	—	(195)	(52)	(211)
Stock based compensation	(76)	(72)	(99)	(313)	(184)
Other incidentals	(1)	—	1,191	12	1,191

HPMS segment non-GAAP operating profit	$626	$616	$381	$2,253	$1,418

HPMS segment GAAP operating margin	6.0%	5.5%	76.2%	-3.7%	39.9%
HPMS segment non-GAAP operating margin	30.4%	29.3%	29.2%	27.9%	30.0%

Standard Products Revenue	$323	$320	$271	$1,220	$1,241
Percent of Total Revenue	13.2%	13.0%	16.9%	12.8%	20.3%
Standard Products segment GAAP gross profit	130	123	90	437	417
PPA effects	—	—	(1)	(1)	(3)
Restructuring	(1)	—	(4)	(1)	(9)
Stock based compensation	(1)	—	(1)	(4)	(3)
Other incidentals	13	14	(1)	27	(6)

Standard Products segment non-GAAP gross profit	$119	$109	$97	$416	$438

Standard Products segment GAAP gross margin	40.2%	38.4%	33.2%	35.8%	33.6%
Standard Products segment non-GAAP gross margin	36.8%	34.1%	35.8%	34.1%	35.3%
Standard Products segment GAAP operating profit	92	85	103	268	264
PPA effects	1	—	(12)	(19)	(50)
Restructuring	—	—	(4)	(1)	(9)
Stock based compensation	(6)	(4)	(11)	(23)	(31)
Other incidentals	9	11	66	17	61

Standard Products segment non-GAAP operating profit	$88	$78	$64	$294	$293

Standard Products segment GAAP operating margin	28.5%	26.6%	38.0%	22.0%	21.3%
Standard Products segment non-GAAP operating margin	27.2%	24.4%	23.6%	24.1%	23.6%

Corporate and Other Revenue	$55	$50	$29	$192	$140
Percent of Total Revenue	2.3%	2.0%	1.8%	2.1%	2.3%
Corporate and Other segment GAAP gross profit	1	2	(5)	7	3
PPA effects	(1)	(1)	(2)	(6)	(9)
Restructuring	(1)	(3)	(1)	(5)	—
Stock based compensation	(1)	—	—	(3)	—
Other incidentals	1	—	2	5	6

Corporate and Other segment non-GAAP gross profit	$3	$6	$(4)	$16	$6

Corporate and Other segment GAAP gross margin	1.8%	4.0%	-17.2%	3.6%	2.1%
Corporate and Other segment non-GAAP gross margin	5.5%	12.0%	-13.8%	8.3%	4.3%
Corporate and Other segment GAAP operating profit	(43)	(27)	(85)	(116)	(134)
PPA effects	(2)	(4)	(5)	(16)	(22)
Restructuring	(6)	(3)	(40)	(15)	(44)
Stock based compensation	—	(1)	(1)	(2)	(1)
Merger-related costs	(37)	(14)	(27)	(67)	(42)
Other incidentals	1	(2)	—	—	1

Corporate and Other segment non-GAAP operating profit	$1	$(3)	$(12)	$(16)	$(26)

Corporate and Other segment GAAP operating margin	-78.2%	-54.0%	-293.1%	-60.4%	-95.7%
Corporate and Other segment non-GAAP operating margin	1.8%	-6.0%	-41.4%	-8.3%	-18.6%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended			Full Year
	December 31, 2016	October 2, 2016	December 31, 2015	2016	2015
Revenue	$2,440	$2,469	$1,606	$9,498	$6,101
GAAP Gross profit	$1,189	$1,184	$619	$4,069	$2,787
PPA effects	(60)	(64)	(167)	(686)	(178)
Restructuring	(1)	(3)	(13)	(18)	(18)
Stock Based Compensation	(12)	(10)	(7)	(49)	(15)
Other incidentals	14	14	—	32	(1)

Non-GAAP Gross profit	$1,248	$1,247	$806	$4,790	$2,999

GAAP Gross margin	48.7%	48.0%	38.5%	42.8%	45.7%
Non-GAAP Gross margin	51.1%	50.5%	50.2%	50.4%	49.2%
GAAP Research and development	$(362)	$(379)	$(318)	$(1,560)	$(890)
Restructuring	2	—	(79)	(41)	(91)
Stock based compensation	(32)	(29)	(21)	(123)	(45)
Other incidentals	(1)	—	1	—	1

Non-GAAP Research and development	$(331)	$(350)	$(219)	$(1,396)	$(755)

GAAP Selling, general and administrative	$(292)	$(270)	$(413)	$(1,141)	$(922)
PPA effects	(5)	(6)	—	(21)	—
Restructuring	(6)	—	(147)	(9)	(155)
Stock based compensation	(38)	(38)	(83)	(166)	(156)
Merger-related costs	(37)	(14)	(27)	(67)	(42)
Other incidentals	(3)	(5)	(1)	(13)	(4)

Non-GAAP Selling, general and administrative	$(203)	$(207)	$(155)	$(865)	$(565)

GAAP amortization of acquisition-related intangible assets	$(363)	$(361)	$(133)	$(1,527)	$(223)
PPA effects	(363)	(361)	(133)	(1,527)	(223)

Non-GAAP amortization of acquisition-related intangible assets	$—	$—	$—	$—	$—

GAAP Other income (expense)	$1	$—	$1,258	$9	$1,263
PPA effects	1	(1)	—	(3)	—
Other incidentals	(1)	—	1,257	10	1,257

Non-GAAP Other income (expense)	$1	$1	$1	$2	$6

GAAP Operating income (loss)	$173	$174	$1,013	$(150)	$2,015
PPA effects	(427)	(432)	(300)	(2,237)	(401)
Restructuring	(5)	(3)	(239)	(68)	(264)
Stock based compensation	(82)	(77)	(111)	(338)	(216)
Merger-related costs	(37)	(14)	(27)	(67)	(42)
Other incidentals	9	9	1,257	29	1,253

Non-GAAP Operating income (loss)	$715	$691	$433	$2,531	$1,685

GAAP Operating margin	7.1%	7.0%	63.1%	-1.6%	33.0%
Non-GAAP Operating margin	29.3%	28.0%	27.0%	26.6%	27.6%
GAAP Financial income (expense)	$(96)	$(115)	$(174)	$(453)	$(529)
PPA effects	—	—	—	6	—
Non-cash interest expense on convertible notes	(9)	(11)	(10)	(40)	(38)
Foreign exchange gain (loss)	(2)	(2)	(31)	(15)	(193)
Extinguishment on debt	—	(6)	—	(32)	—
Changes in fair value of warrant liability	—	—	(1)	—	(31)
Other financial expense	(6)	(9)	(76)	(25)	(95)

Non-GAAP Financial income (expense)	$(79)	$(87)	$(56)	$(347)	$(172)

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended			Full Year
	December 31, 2016	October 2, 2016	December 31, 2015	2016	2015
Net Income (loss)	$145	$108	$989	$(133)	$1,599

Reconciling items to EBITDA
Financial (income) expense	96	115	174	453	529
(Benefit) provision for income taxes	(64)	(44)	(148)	(459)	(104)
Depreciation	149	146	89	609	262
Amortization	381	380	141	1,596	255

EBITDA	$707	$705	$1,245	$2,066	$2,541

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(4)	(5)	(2)	(11)	(9)
Purchase accounting effect on inventory	—	—	149	448	149
Restructuring 1)	5	3	239	67	264
Stock based compensation	82	77	111	338	216
Merger-related costs	37	14	27	67	42
Other incidental items 1)	6	6	(1,254)	6	(1,245)

Adjusted EBITDA	$833	$800	$515	$2,981	$1,958

Trailing twelve month adjusted EBITDA	$2,981	$2,663	$1,958	$2,981	$1,958
1) Excluding depreciation property, plant and equipment and amortization of software related to:

Restructuring	—	—	—	1	—
Other incidental items	(15)	(15)	(3)	(35)	(8)

($ in millions)	Three Months Ended			Full Year
	December 31, 2016	October 2, 2016	December 31, 2015	2016	2015
Net cash provided by (used for) operating activities	$737	$718	$271	$2,303	$1,330

Net capital expenditures on property, plant and equipment	(131)	(98)	(91)	(388)	(334)

Non-GAAP free cash flow	$606	$620	$180	$1,915	$996
Non-GAAP free cash flow as a percent of Revenue	25%	25%	11%	20%	16%